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June 10, 1998              PRESS RELEASE
For Immediate Release:     For more information, contact:

                      Plenum Publishing Corporation   Wolters Kluwer U.S.
                      Bernard Bressler, Esq.          Mary Dale Walters
                      Secretary and Counsel           Director, Public Relations
                      Phone:  (973) 514-1200          Phone:  (312) 425-7014
                      Fax:  (973) 514-1660            Fax:  (312) 425-0232

                  PLENUM AGREES TO BE ACQUIRED BY WOLTERS KLUWER.
                         TENDER OFFER AT $73.50 TO COMMENCE

New York, N.Y. Plenum Publishing Corporation (NASDAQ: PLEN) and Wolters Kluwer N.V., Amsterdam, announced today that they have reached a definitive merger agreement through which Plenum would be acquired by Wolters Kluwer in a transaction valued at approximately $258 million. As previously announced, Plenum has been exploring the possible sale of the Company.

Under the agreement, Wolters Kluwer will promptly commence a tender offer for all of the outstanding shares of Plenum common stock at $73.50 per share, net to the seller in cash. The tender offer is conditioned on Wolters Kluwer receiving tenders of at least 51% of Plenum's outstanding common stock and the expiration of any waiting periods under applicable law. Shareholders consisting of Martin Tash, President and CEO, Mark Shaw, Executive Vice President, Ghanshyam Patel, the Company's Chief Financial Officer and one other director, representing 15.3% of the outstanding shares of Plenum have entered into a definitive agreement to sell their shares for the tender price and vote for the merger.

Martin Tash, President and CEO of Plenum, stated that the Board of Directors of Plenum believes that this transaction constitutes the achievement of a value for the stockholders of the Company which reflects the accomplishments of the management and employees of the Company.

Plenum will form an important further addition to Kluwer Academic Publishers, the wholly owned subsidiary of Wolters Kluwer specializing in research level scientific publishing.

Jeffrey Smith, President of Kluwer Academic Publishers, stated that the acquisition of Plenum is an important further step in Wolters Kluwer's expansion in science publishing. He added that Plenum's established programs of high-quality journals, books and databases expand and complement Kluwer Academic's own programs. Plenum's journals will also provide important additional content to Kluwer Academic's web-based electronic publishing system Kluwer On-Line (http://www.wkap.nl).

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Wolters Kluwer also does business in the USA through its subsidiaries Aspen
Publishers, Gaithersburg, Md.; CCH Incorporated, Riverwoods, Ill.; Legal Information Services, New York City; Lippincott Raven Publishers, Philadelphia; Facts & Comparisons, St. Louis; and Blessing/White, Princeton, NJ.

Wolters Kluwer is a multidomestic publishing company active in 26 countries. Core activities are legal and tax publishing, business publishing, medical/scientific publishing, educational publishing/professional training and trade publishing for select markets. Wolters Kluwer has a sales level of approximately Dfl. 5 billion and has some 14,000 employees. The corporate website of Wolters Kluwer on the Internet can be accessed at http://www.wolters-kluwer.com.